Valneva Announces Availability of Documentation for its Annual General Meeting

Lyon (France), June 4, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company (“the Company”), today announced the availability of documentation for its Annual General Meeting (“the Meeting”) to be held on June 25, 2026 at 2:00 p.m. CEST at the Sofitel Lyon Bellecour Hotel, 20 quai du Docteur Gailleton, 69002 Lyon (France).

The Preliminary Notice of Meeting – including the agenda, the draft resolutions proposed by the Board of Directors, and instructions for participation and voting to the Meeting – was published in the Bulletin des Annonces Légales Obligatoires (BALO) on May 18, 2026.

The information and preparatory documents related to this Meeting are available on Valneva’s website via https://valneva.com/june-25-2026-annual-general-meeting/.

Therefore, shareholders are invited to consult these documents and information online or, if desired, to request that they be sent by email, in accordance with the provisions of Article R. 225-88 of the French Commercial Code (as amended by Decree No. 2026-94 dated February 13, 2026).

Any shareholder wishing to receive these Meeting documents by e-mail may make a request until the fifth day inclusive before the Meeting date, by contacting the Company at assemblee.generale@valneva.com. Holders of bearer shares may exercise this right on the condition that they provide a shareholding certificate certifying the registration of the shares in a bearer securities account managed by an authorized financial intermediary.

Shareholders may also access the Meeting documentation at the Company’s registered office in Lyon.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

VALNEVA SE

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and securities laws in France. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All statements other than statements of historical facts contained in this press release are forward-looking statements, including, but not limited to, statements with respect to: future financial performance and financial guidance including projected product sales, total revenue and total R&D investments; Valneva’s plans for investment in future growth; the timing of orders for commercial products; plans and expectations regarding the development, commercialization and commercial prospects of Valneva’s product candidates and commercial products, including the prospects and timing of actions relating to clinical studies and trials and product approvals, such as study initiations, study advancements, data readouts, submissions, filings, approvals, and label expansions; the expected benefits and availability of Valneva’s commercial products and product candidates; and potential growth opportunities and trends, including the assumptions and expectations regarding total market opportunity targeted by Valneva’s product candidates and commercial products. These forward-looking statements are based on Valneva’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause Valneva’s business, strategy, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: Valneva’s success in the commercialization of its commercial products; uncertainties and delays involved in the development and manufacture of vaccines; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including tariffs and other trade policies, the conflict in Ukraine and the conflict in the Middle East, fluctuations in inflation and uncertain credit and financial markets, on Valneva’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; Valneva’s ability to realize the benefits of its collaboration and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; the impact of the global and European credit crisis; the ability to obtain or maintain patent or other proprietary intellectual property protection and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in Valneva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Autorité des marchés financiers (“AMF”) on March 18, 2026, and in other filings made with the SEC and AMF from time to time. Valneva is providing this information as of the date of this press release and expressly disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.